						EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Three Months Ended
	2006	2007	2008	2009	2010	March 31, 2011
Income from continuing operations
before income taxes	720.9	802.3	785.7	884.6	915.6	213.7
Fixed Charges:
Interest on long-term and
short-term debt including
amortization of debt expense	47.8	56.6	72.0	62.9	70.0	24.0

Portion of rental expense as can be
demonstrated to be representative
of the interest factor	43.6	53.0	58.4	61.0	67.4	18.6

Total fixed charges	91.4	109.6	130.4	123.9	137.4	42.6

Earnings before income taxes and
fixed charges	812.3	911.9	916.1	1,008.5	1,053.0	256.3

Ratio of earnings to fixed charges	8.89	8.32	7.03	8.14	7.66	6.02